EXHIBIT 21.1

Subsidiaries

1.	American Superconductor Europe GmbH (*)—established in Germany
2.	ASC Devens LLC (*)—incorporated in Delaware
3.	ASC Securities Corp. (*)—incorporated in Massachusetts
4.	Superconductivity, Inc. (*)—incorporated in Delaware
5.	NST Asset Holding Corporation (*)—incorporated in Delaware

* Wholly owned subsidiary of American Superconductor Corporation